A&A 4/6/2004

So 4/6/04

04017740

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-29560

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED APR 05 2004

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/2003 (MM/DD/YY) AND ENDING 01/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Benefit Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1407 West 31st Avenue, Suite 301
(No. and Street)

Anchorage, Alaska 99503
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher Cadieux 907-276-2000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Rulien, Whitlock & Associates, LLC
(Name — if individual, state last, first, middle name)

1407 West 31st Avenue, Suite 500 Anchorage, Alaska 99503
(Address) (City) (State) Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

Rulien, Whitlock & Associates, LLC

70

ADDRESS Number and Street	City	State	Zip Code
1407 West 31st Avenue, Suite 500	Anchorage,	Alaska	99503
71	72	73	74

Check One

(X) Certified Public Accountant 75

( ) Public Accountant 76

( ) Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

FORM X-17A-5

3/91

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER Benefit Securities, Inc. [13]	SEC FILE NO. 8-29560 [14] FIRM ID. NO. 013632 [15]
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.) 1407 West 31st Avenue, Suite 301 [20] (No. and Street)	FOR PERIOD BEGINNING (MM/DD/YY) 02/01/2003 [24]
Anchorage [21] Alaska [22] 99503 [23] (City) (State) (Zip Code)	AND ENDING (MM/DD/YY) 01/31/2004 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT	(Area Code)—Telephone No.
Chris Cadieux, President [30]	907-276-2000 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

3B-013632-J IIA
BENEFIT SECURITIES, INC.
ROBERT J. CADIEUX
1407 WEST 31ST AVENUE SUITE 3
ANCHORAGE AK 99503

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ________ day of ________ 19____

Manual signatures of:

1) ______________________________
Principal Executive Officer or Managing Partner

2) ______________________________
Principal Financial Officer or Partner

3) ______________________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Benefit Securities, Inc. N 3 [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 01/31/2004 [99]
SEC FILE NO. 8-29560 [98]
Consolidated [198]
Unconsolidated [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 11,882	200			$11,882	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other	11,335	300	$ 2,438	550	13,773	810
3. Receivables from non-customers		355	3,000	600	3,000	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes: market value of collateral:		470		640		890
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	1,895	680	1,895	920
11. Other assets	170,643	535	32,418	735	203,061	930
12. TOTAL ASSETS	$ 193,860	540	$ 39,751	740	$ 233,611	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Benefit Securities, Inc. as of 01/31/2004

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other	11,335	1115		1305	11,335	1540
15. Payable to non-customers		1155	170,643	1355	170,643	1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	7,675	1205		1385	7,675	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders $ [970]						
2. Includes equity subordination (15c3-1 (d)) of $ [980]						
B. Securities borrowings, at market value: from outsiders $ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements:				1420		1730
1. from outsiders $ [1000]						
2. Includes equity subordination (15c3-1 (d)) of $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$19,010	1230	$170,643	1450	$189,653	1760

Ownership Equity

			Total	
21. Sole proprietorship			$	1770
22. Partnership (limited partners	$	1020)		1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock			10,000	1792
C. Additional paid-in capital			14,500	1793
D. Retained earnings			19,458	1794
E. Total			43,958	1795
F. Less capital stock in treasury			( )	1796
24. TOTAL OWNERSHIP EQUITY			$ 43,958	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$233,611	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Benefit Securities, Inc.

For the period (MMDDYY) from 02/01/2003 [3932] to 01/31/04 [3933]

Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$	3935
b. Commissions on listed option transactions			3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts		8,874	3952
4. Profit (loss) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		49,659	3995
9. Total revenue		$ 58,533	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers		$ 132,753	4120
11. Other employee compensation and benefits		34,423	4115
12. Commissions paid to other broker-dealers		<36,659>	4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	4070		
14. Regulatory fees and expenses			4195
15. Other expenses		<49,522>	4100
16. Total expenses		$ 80,995	4200

NET INCOME

17. Net Income (loss) before Federal Income taxes and items below (Item 9 less Item 16)		$ <22,462>	4210
18. Provision for Federal Income taxes (for parent only)			4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	4238		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	4239		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ <22,462>	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items		$ <22,462>	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Benefit Securities, Inc. **as of** 01/31/2004

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1		4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained	X	4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm ______ 4335		4570
D. (k) (3)—Exempted by order of the Commission		4580

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Benefit Securities, Inc. as of 01/31/2004

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 43,958	3480
2.	Deduct ownership equity not allowable for Net Capital			( )	3490
3.	Total ownership equity qualified for Net Capital			43,958	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 43,958	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$39,751	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(39,751)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 4,207	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	( )	3740
10.	Net Capital			$ 4,207	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Benefit Securities, Inc. as of 01/31/2004

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 1,267	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 5,000	3760
14.	Excess net capital (line 10 less 13)	$ <793>	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 2,306	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 19,010	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
19.	Total aggregate indebtedness			$ 19,010	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 451.87	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (in or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL $	4699		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Benefit Securities, Inc.

For the period (MMDDYY) from 02/01/2003 to 01/31/2004

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 55,703	4240
A. Net income (loss)			<22,462>	4250
B. Additions (Includes non-conforming capital of	$	4262)	10,717	4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 43,958	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

RULIEN,
WHITLOCK
& Associates, LLC

1407 W. 31st Avenue,

Suite 500

Anchorage, AK 99503

Tel. (907) 272-1421

Fax. (907) 272-8556

www.rulienwhitlock.com

March 27, 2004

Board of Directors
Benefits Securities, Inc.

Gentlemen:

Below is the computation of net capital of Benefit Securities, Inc., at January 31, 2004, pursuant to Rule 15c3-1:

1.	Total ownership equity from Statement of Financial Condition	$ 43,958
2.	Deduct ownership equity not allowable for Net Capital	-
3.	Total ownership equity qualified for Net Capital	43,958
4.	Add:	
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital.	-
	B. Other deductions or allowable subordinate liabilities	-
5.	Total capital and allowable subordinate liabilities	43,958
6.	Deductions and/or charge:	
	A. Total non-allowable assets from Statement of Financial Condition	39,751
	B. Secured demand note deficiency	-
	C. Commodity futures contracts and spot commodities	-
	D. Other deductions and/or charges (income taxes)	-
7.	Other additions and/or allowable credits (list)	-
8.	Net capital before haircuts on securities positions	4,207
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f):	
	A. Contractual securities commitments	-
	B. Subordinated securities borrowings	-
	C. Trading and investment securities:	
	1. Executed securities	-
	2. Debt securities	-
	3. Options	-
	4. Other securities	-
	D. Undue concentration	-
	E. Other	-
10.	Net Capital	$ 4,207

R U L I E N,
W H I T L O C K
& Associates, LLC

1407 W. 31st Avenue,
Suite 500
Anchorage, AK 99503
Tel. (907) 272-1421
Fax. (907) 272-8556
www.rulienwhitlock.com

March 27,2004

Board of Directors
Benefits Securities, Inc.

Gentlemen:

Below is a computation of the basic net capital requirement of Benefit Securities, Inc., at January 31, 2004, pursuant to Rule 15c3-1:

Minimum net capital (6 2/3% of total aggregate indebtedness)	$ 1,267
Minimum dollar net capital requirement of report broker or dealer and minimum net capital requirement	$ 5,000
Net capital requirement (greater of above)	$ 5,000
Excess <deficit> net capital	$ <793>
Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness)	$ 2,306

We find that you are not operating in accordance with Rule 15c3-1 and the $5,000 minimum net capital requirement.

Sincerely,

Rulien, Whitlock & Associates, LLC

Rulien, Whitlock & Associates, LLC

During our audit of Benefit Securities, Inc., we found no material inadequacies in your system of internal control as covered by Rule 17a-5(g) of the Securities Exchange Commission.

Material differences between our computation of net capital pursuant to Rule 15c3-1 and that contained in the focus report filed by the client for the year ended January 31, 2004 are explained in the attached reconciliation. Benefit Securities, Inc. is exempt from the reserve requirements of Rule 15c3-3 due to paragraph (k)(2)(a). They are also exempt under paragraph (k)(2)(a) of Rule 15c3-3 for possession and control.

Benefit Securities, Inc. does not use another broker-dealer for customer transactions, receive or hold securities or funds for customers, and does not carry accounts for customers.

Very ~~truly~~ yours,

Rulien, Whitlock & Associates, LLC

Rulien, Whitlock & Associates, LLC

Cc: National Association of Securities Dealers, Inc.

Securities Exchange Commission

Securities and Exchange Commission
Regional Administrator

RULIEN,
WHITLOCK
& Associates, LLC

1407 W. 31st Avenue,

Suite 500

Anchorage, AK 99503

Tel. (907) 272-1421

Fax. (907) 272-8556

www.rulienwhitlock.com

March 27,2004

Board of Directors
Benefit Securities, Inc.

Gentlemen:

We have reviewed your $150 assessment notices from the Securities Investor Protection Corporation (SIPC) and cleared checks for the payments of the assessments on January 15, 2003 and March 3, 2004 for the respective years and find that you are in accordance with the SIPC and their membership requirements.

Sincerely,

Rulien, Whitlock & Associates, LLC

Rulien, Whitlock & Associates, LLC

OATH OR AFFIRMATION

I, Christopher R. Cadieux, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Benefit Securities, Inc., as of January 31, 2004 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Sandra L. Larson

Notary Public

My Commission expires 4-14-06.

OFFICIAL SEAL
STATE OF ALASKA
SANDRA L. LARSON
NOTARY PUBLIC

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*